UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Infrastructure Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11275Q107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 12,755,893
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 12,755,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,755,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%(1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Percentage ownership is based on an aggregate number of outstanding class A exchangeable voting shares (the “Class A Shares”) of the Issuer of 46,349,323 as of March 31, 2020.
(2)

Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Infrastructure Partners L.P. hold an approximate 82% voting interest in the Issuer.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,887(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,887(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,887(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3)	Partners Value Investments LP has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.
(4)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 46,349,323 as of March 31, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,233
	8	SHARED VOTING POWER 13,840,780(5)
	9	SOLE DISPOSITIVE POWER 4,233
	10	SHARED DISPOSITIVE POWER 13,840,780(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,845,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(5)	Includes 13,755,893 Class A Shares beneficially owned by Brookfield Asset Management Inc. and 84,887 Class A Shares beneficially owned by Partners Value Investments LP.
(6)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 46,349,323 as of March 31, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,755,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,755,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,755,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(7)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 46,349,323 as of March 31, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC GP HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,755,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,755,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,755,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 46,349,323 as of March 31, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIG HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,755,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,755,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,755,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(9)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 46,349,323 as of March 31, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,755,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,755,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,755,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(10)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 46,349,323 as of March 31, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM INFRASTRUCTURE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,755,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,755,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,755,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%(11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(11)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 46,349,323 as of March 31, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,755,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,755,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,755,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%(12)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(12)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 46,349,323 as of March 31, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP BERMUDA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(13)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(13)

Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Infrastructure Partners L.P. hold an approximate 82% voting interest in the Issuer.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class A exchangeable subordinate voting shares, no par value (the “Class A Shares”), of Brookfield Infrastructure Corporation, a corporation organized under the laws of British Columbia, Canada (the “Issuer”), with principal executive offices at 250 Vesey Street, 15th Floor, New York, NY 10281.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person”):

(i)	BIPC Holding LP, an Ontario limited partnership (“BIPC Holding”), with respect to the Class A Shares of the Issuer owned by it;

(ii)	BIPC GP Holdings Inc., an Ontario corporation (“BIPC GP”), which serves as the general partner of BIPC Holding;

(iii)	Brookfield Infrastructure Partners L.P., a Bermuda limited partnership (“BIP”);

(iv)	Brookfield Infrastructure Partners Limited, a Bermuda corporation (“BIPL”), which serves as the general partner of BIP;

(v)	Brookfield Infrastructure Group Bermuda Limited, a Bermuda corporation (“BIGBL”), which owns all of the equity interests of BIPL;

(vi)	BIG Holdings L.P., a Manitoba limited partnership (“BIG Holdings”), which owns all of the equity interests of BIPC GP and BIGBL;

(vii)	Brookfield Infrastructure Group Limited, an Ontario corporation (“BIGL”), which serves as the general partner of BIG Holdings;

(viii)	BAM Infrastructure Group L.P., a Manitoba limited partnership (“BIG LP”), which beneficially owns all of the outstanding equity interests of BIGL and limited partnership interests of BIG Holdings;

(ix)	BAM Limited, an Ontario corporation (“BAM Limited”), which serves as the general partner of BIG LP;

(x)

Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario, Canada, which beneficially owns all of the outstanding equity interests of BAM Limited and the limited partnership interests of BIG LP, and is the ultimate parent of BIPC Holding, BIPC GP, BIP, BIPL, BIGBL, BIG Holdings, BIGL, and BIG LP;

(xi)	Partners Value Investment LP, an Ontario limited partnership (“Value Investments”), with respect to the Class A Shares of the Issuer owned by it; and

(xii)

Partners Limited (“Partners”) is a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, 1,301,242 Class A limited voting shares of Brookfield (adjusted to reflect a 3-for-2 stock split of Class A limited voting shares of Brookfield completed on April 1, 2020), representing approximately 0.1% of such shares, and 52% of the equity interests of Value Investments.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(b)-(c), (f) The principal business of BIPC Holding is investing in securities, including the Class A Shares. The principal business of BIPC GP is to serve as the general partner of BIPC Holding. The principal business of BIP is to own and operate critical and diverse global infrastructure networks which facilitate the movement and storage of energy, water, freight, passengers and data. The principal business of BIPL is to serve as the general partner of BIP. The principal business of BIGBL is that of a holding company. The principal business of BIG Holdings is that of a holding company. The principal business of BIGL is to serve as the general partner of BIG Holdings. The principal business of BIG LP is that of a holding company. The principal business of BAM Limited is to serve as the general partner of BIG LP. The principal business of Brookfield is alternative asset management. The principal business of Value Investments is investing in securities, including the Class A Shares. The principal business of Partners is that of a holding company. The principal business address of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

Schedules I to VIII hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of BIPC GP, BIPL, BIGBL, BIGL, BAM Limited, Brookfield, PVI Management Inc., the general partner of Value Investments, and Partners, respectively.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On or about March 31, 2020, the Reporting Persons received an aggregate of 13,845,013 Class A Shares in connection with the previously announced special distribution of Class A Shares of the Issuer to the unitholders of BIP and Brookfield Infrastructure L.P.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Brookfield from time to time purchases the publicly traded shares of its subsidiaries and affiliates when these are available on the market at an attractive price relative to their value. Brookfield may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. Brookfield reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate. Brookfield and its subsidiaries will hold their respective investments in the Issuer on a continuing basis and such holdings may be increased or decreased in the future.

Other than as described below or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 13,889,459 shares, constituting approximately 30.0% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 46,349,323 outstanding as of March 31, 2020.

(i)	Brookfield

(a)	As of March 31, 2020, Brookfield may be deemed the beneficial owner of 13,755,893 Class A Shares, constituting a percentage of approximately 29.7%.

(b)	Sole voting power to vote or direct vote: 1,000,000 Class A Shares

Shared voting power to vote or direct vote: 12,755,893 Class A Shares

Sole power to dispose or direct the disposition: 1,000,000 Class A Shares

Shared power to dispose or direct the disposition: 12,755,893 Class A Shares

(ii)	Value Investments*

(a)	As of March 31, 2020, Partners may be deemed the beneficial owner of 84,887 Class A Shares, constituting a percentage of approximately 0.3%

(b)	Sole voting power to vote or direct vote: 84,887 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 84,887 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

*Value Investments has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.

(iii)	Partners

(a)	As of March 31, 2020, Partners may be deemed the beneficial owner of 13,845,013 Class A Shares, constituting a percentage of approximately 29.9%

(b)	Sole voting power to vote or direct vote: 4,233 Class A Shares

Shared voting power to vote or direct vote: 13,840,780 Class A Shares

Sole power to dispose or direct the disposition: 4,233 Class A Shares

Shared power to dispose or direct the disposition: 13,840,780 Class A Shares

(iv)	BIPC Holding

(a)	As of March 31, 2020, BIPC Holding may be deemed the beneficial owner of 12,755,893 Class A Shares, constituting a percentage of approximately 27.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 12,755,893 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 12,755,893 Class A Shares

(v)	BIPC GP

(a)	As of March 31, 2020, BIPC GP may be deemed the beneficial owner of 12,755,893 Class A Shares, constituting a percentage of approximately 27.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 12,755,893 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 12,755,893 Class A Shares

(vi)	BIP

(a)	As of March 31, 2020, BIP does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vii)	BIPL

(a)	As of March 31, 2020, BIPL does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(viii)	BIGBL

(a)	As of March 31, 2020, BIGBL does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(ix)	BIG Holdings

(a)	As of March 31, 2020, BIG Holdings may be deemed the beneficial owner of 12,755,893 Class A Shares, constituting a percentage of approximately 27.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 12,755,893 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 12,755,893 Class A Shares

(x)	BIGL

(a)	As of March 31, 2020, BIGL may be deemed the beneficial owner of 12,755,893 Class A Shares, constituting a percentage of approximately 27.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 12,755,893 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 12,755,893 Class A Shares

(xi)	BIG LP

(a)	As of March 31, 2020, BIG LP may be deemed the beneficial owner of 12,755,893 Class A Shares, constituting a percentage of approximately 27.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 12,755,893 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 12,755,893 Class A Shares

(xii)	BAM Limited

(a)	As of March 31, 2020, BIG LP may be deemed the beneficial owner of 12,755,893 Class A Shares, constituting a percentage of approximately 27.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 12,755,893 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 12,755,893 Class A Shares

(c) Other than the transactions described in Item 3 herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

BIP beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer, and all of the issued and outstanding class C non-voting shares of the Issuer, which entitle BIP to all of the residual value in the Issuer after payment in full of the amount due to holders of Class A Shares and class B shares and subject to the prior rights of holders of preferred shares of the Issuer. Together, Brookfield and BIP hold an approximate 82% voting interest in the Issuer.

Brookfield, the Issuer and BIP have entered into a registration rights agreement, dated as of March 31, 2020 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer has agreed that, upon the request of Brookfield, the Issuer will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any Class A Shares held by Brookfield. The Issuer has also agreed to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.

The Issuer has also entered into an equity commitment agreement, dated as of March 31, 2020 (the “Equity Commitment Agreement”) with a subsidiary of BIP in the amount of $1 billion. The equity commitment may be called by the Issuer in exchange for the issuance of a number of class C shares or preferred shares of the Issuer, as the case may be, to BIP or its affiliates, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one Class A Share on the principal stock exchange on which the Class A Shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that BIP continues to control the Issuer and has the ability to elect a majority of the Issuer’s board of directors.

Further, pursuant to the articles of the Issuer (the “Articles”), (a) holders of Class A Shares are entitled to exchange their Class A Shares for an equivalent number of limited partnership units of BIP (“BIP Units”) (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the Issuer) at any time and (b) BIP may elect to satisfy the Issuer’s exchange obligation by acquiring such tendered Class A Shares for an equivalent number of BIP Units (subject to adjustment to reflect certain capital events) or its cash equivalent. Consequently, as of March 31, 2020, BIP may receive up to 46,349,323 Class A Shares in accordance with the terms of the Class A Shares. On March 31, 2020, Wilmington Trust, National Association and Brookfield entered into the Rights Agreement (the “Rights Agreement”) pursuant to which Brookfield has agreed that, until March 31, 2025, it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to the Issuer’s articles of incorporation to exchange Class A Shares for BIP Units or its cash equivalent. Consequently, as of March 31, 2020, Brookfield may receive up to 46,349,323 Class A Shares in accordance with the terms of the Rights Agreement.

The foregoing summaries of the Registration Rights Agreement, Equity Commitment Agreement, Rights Agreement and the Articles described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Registration Rights Agreement, the Equity Commitment Agreement and the Rights Agreement set forth in Exhibits 99.2, 99.3, 99.4, and 99.5 respectfully hereto and incorporated in this Item 6 by reference.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 6-K furnished on April 1, 2020)

Exhibit 99.3 Equity Commitment Agreement (incorporated by reference to Exhibit 10.10 to the Issuer’s Form 6-K furnished on April 1, 2020)

Exhibit 99.4 Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 6-K furnished on April 1, 2020)

Exhibit 99.5 Notice of Articles and Articles of Brookfield Infrastructure Corporation (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 6-K furnished on April 1, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 8, 2020	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President

PARTNERS VALUE INVESTMENTS LP, by its general partner PVI MANAGEMENT INC.

	By:	/s/ Leslie Yuen
Name: Leslie Yuen
Title: Director, Finance

PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

BIPC HOLDING LP, by its general partner BIPC GP HOLDINGS INC.

	By:	/s/ Chloe Berry
Name: Chloe Berry
Title: Senior Vice President

BIPC GP HOLDINGS INC.

	By:	/s/ Chloe Berry
Name: Chloe Berry
Title: Senior Vice President

BIG HOLDINGS L.P., by its general partner BROOKFIELD INFRASTRUCTURE GROUP LIMITED

	By:	/s/ James Rickert
Name: James Rickert
Title: President

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

	By:	/s/ James Rickert
Name: James Rickert
Title: President

BAM INFRASTRUCTURE GROUP L.P., by its general partner BAM LIMITED

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Vice President and Secretary

BAM LIMITED

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Vice President and Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD INFRASTRUCTURE GROUP BERMUDA LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Anne Schaumburg, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Jeffrey M. Blidner, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Vice Chairman of Brookfield	Canada

William J. Cox, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President and Chairman of Waterloo Properties	United Kingdom

Roslyn Kelly, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Senior Managing Director of Mediobanca	Ireland

Daniel Muñiz Quintanilla, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Mexico

Derek Pannell, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	United Kingdom

Rajeev Vasudeva, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chairman of Centum Learning Ltd.	India

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados

James Alexander Bodi, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	Bermuda

SCHEDULE II

BROOKFIELD INFRASTRUCTURE GROUP BERMUDA LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James Alexander Bodi, Director and Alternate Director to Gregory Morrison	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Director and Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados

Gregory Ernest Alexander Morrison, Director, Alternate Director to James Bodi and President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Terry V Gittens, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Sherry V Millar, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Financial Controller, Brookfield International Bank Inc.	Barbados

Kerry-Ann Cato, Alternate Director to Gregory McConnie and Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Corporate Secretary and Legal Counsel, Brookfield International Bank Inc.	Trinidad and Tobago

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	Bermuda

SCHEDULE III

BIPC GP HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James Rickert, Director	181 Bay Street, Suite 300 Brookfield Place Toronto ON M5J 2T3	Managing Partner of Brookfield	Canada

Aaron Kline, Director	181 Bay Street, Suite 300 Brookfield Place Toronto ON M5J 2T3	Managing Partner of Brookfield	Canada

Chloe Berry, Senior Vice President	181 Bay Street, Suite 300 Brookfield Place Toronto ON M5J 2T3	Senior Vice President of Brookfield	Canada

Albert Lin, Secretary	181 Bay Street, Suite 300 Brookfield Place Toronto ON M5J 2T3	Vice-President of Brookfield	Canada

Carl Ching, Senior Vice President	181 Bay Street, Suite 300 Brookfield Place Toronto ON M5J 2T3	Senior Vice-President of Brookfield	Canada

David Krant, President and Director	181 Bay Street, Suite 300 Brookfield Place Toronto ON M5J 2T3	Senior Vice-President of Brookfield	Canada

Matthew Unruh, Senior Vice President	181 Bay Street, Suite 300 Brookfield Place Toronto ON M5J 2T3	Senior Vice-President of Brookfield	Canada

SCHEDULE IV

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aaron Kline, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

James Rickert, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Mabel Wong, Director and Managing Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Carl Ching, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

David Krant, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Albert Lin, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Matthew Unruh, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

SCHEDULE V

BAM LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Douglas Corbett, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Karly Dyck, Director and Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Aleksandar Novakovic, Director and Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Cam Ha, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Aaron Kline, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

SCHEDULE VI

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venancio Flores, 50 Cob. 01 Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Deputy Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

SCHEDULE VII

PVI MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James L.R. Kelly, Director	Hwy. #26 West at 7th Line, P.O. Box 3394, Meaford, Ontario N4L 1A5	President, Earth Power Tractors and Equipment Inc.	Canada

Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director, President and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Vice Chair of Brookfield	Canada

Frank N.C. Lochan, Chairman and Director	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada

Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Chairman and Chief Executive Officer of EM Group Inc. and EM Plastic & Electric Products Limited	Canada

Leslie Yuen, Director, Finance	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President of Brookfield	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada

Bryan Sinclair, Senior Associate	333 Bay Street, Suite 1610, Toronto, Ontario M5H 2R2	Vice President, Trisura Group Ltd.	Canada

SCHEDULE VIII

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada